Exhibit 99.1

Advantage Oil & Gas Ltd. Announces Special Meeting of Shareholders

CALGARY, Aug. 2, 2012 /CNW/ - Advantage Oil & Gas Ltd. (TSX: AAV) (NYSE: AAV) ("Advantage") announces that a special meeting of shareholders of Advantage will be held on September 13, 2012 (the "Meeting") to consider the adoption by Advantage of a new stock option plan, which will provide for long-term equity based compensation for directors, officers and employees of, and consultants to Advantage.

The Toronto Stock Exchange requires that every three years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. Advantage's previous restricted share performance incentive plan ("RSPIP") was originally approved by shareholders on July 9, 2009 and has now expired. The record date for the determination of shareholders of Advantage entitled to receive notice of and to vote at the Meeting is August 9, 2012. An information circular describing the matters to be considered at the Meeting is expected to be mailed to shareholders on or before August 23, 2012.

Advisory Regarding Forward-Looking Statements

The information in this press release contains certain forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements include, but are not limited to, the matters to be considered at the Meeting; the date of the Meeting; the timing of mailing of an information circular for the Meeting; and the anticipated results from the Meeting. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: timing of receipt of regulatory and other approvals of the stock option plan; and that the Meeting date or the expected timing of mailing of the information circular could be delayed. The forward-looking statements are based on certain key expectations and assumptions made by Advantage, including, but not limited to, expectations and assumptions concerning the ability of Advantage to obtain all required regulatory approvals and other approvals of the stock option plan. Advantage actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

ADVANTAGE OIL & GAS LTD.
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com
Devon Tower, Suite 700, 400, 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

CO: Advantage Oil & Gas Ltd.

CNW 20:40e 02-AUG-12